UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, May 12th, 2014

Results for the quarter ended on March 31st, 2014

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the quarter ended on March 31st, 2014.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the quarter ended on March 31, 2014:

Consolidated sales revenues of AR$1,431.4 million[1] for the quarter ended on March 31, 2014, 2.8% higher than the AR$1,392.2 million for the same period of 2013, primarily explained by increases of 7.7% (AR$64.2 million) in distribution and 108.5% (AR$40.1 million) in holding and others segments, partially offset by a decrease of 8.7% (AR$45.7 million) in the generation segment.

Adjusted consolidated EBITDA [2] of AR$78.4 million, compared to AR$(140.5) million for the same period of 2013, mainly due to increases of AR$224.1 million in generation, AR$74.4 million in the transmission segment and AR$29.4 million in holding and others, which were partially offset by a decrease of AR$108.9 million in distribution.

Consolidated loss of AR$719.8 million during the quarter ended on March 31, 2014, of which AR$390.1 million are attributable to the owners of the Company, compared to a AR$386.6 million loss attributable to the owners of the Company in the same period of 2013. The results from first quarter of 2014 were affected by a loss of AR$617.9 million from net exchange rate difference, which was caused by the 23% devaluation of local currency against US Dollar.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Mariano Batistella
Special Projects, Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54-11-4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	1

1.     Relevant Events

1.1 |  Debt Securities Transactions by Pampa’s Subsidiaries

1.1.1 Issuance of Short-Term Notes (‘VCPs’) by Petrolera Pampa

On April 28, 2014, under the global short-term debt Program up to an amount of AR$200 million or its equivalent in other currencies, Petrolera Pampa issued Series 8 for AR$123.0 million, which accrue interest at Badlar plus 3.95%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis.

1.2 |  Cammesa Financing for Central Térmica Piedra Buena (‘CPB’)

1.2.1 Settlement of 2013 Financing Agreement

On April 16, 2014, CPB managed to successfully negotiate the settlement of a financing granted by Cammesa, for an amount of AR$50.8 million, of which AR$39.5 million and AR$11.3 million corresponded to the principle amount and interest (VAT already included), respectively. The settlement was repaid through an assignment of Sales Settlement with Maturity Date to be Defined (‘LVFVD’) from certain ‘Supply Commitment to WEM Agreements – Resolution SE No. 724/08’ and ‘2008-2011 Agreement’.

1.2.2 Financing for 2014-2015 Capex Plan

CPB signed the Financing Agreement and the Pledged Credits Assignment with Cammesa, aiming to finance 2014-2015 capex for an estimated amount of US$82.6 million, plus the charges from nationalization of imported materials costs and VAT. The financing’s final amount will be determined according to the effective disbursements from Cammesa.

Said financing includes a 12 month grace period, which will begin in the month following the last partial disbursement from Cammesa or 24 months from the Agreement’s signature, whichever occurs first. In the case of verified delays in capex works execution, the grace period can be extended up to 6 months. Moreover, the financing will be repaid in 48 monthly, equal and consecutive installments in pesos; the interest rate to be applied will be the same as the yield obtained from fund investments by Cammesa.

If after the Agreement’s signature and before the ending of grace period there is an increase in remuneration of Resolution No. 95/13, aiming to cover recurrent and/or non-recurrent capex (the ‘RMM’), the total proceeds from these remuneration raises will be destined to pre-pay the granted financing until the payment of scheduled installments. In the event that the RMM is not sufficient to settle the amount of each installment and as long as CPB is fulfilling the Minimum Committed Availability (the ‘DMC’), the mandatory payment of the installment will be limited to 50% of Debt Repayment cash flow (the ‘FRD’). In case that DMC is not reached, CPB shall pay the full corresponding installment.

In the case that an installment due date is taking place and DMC is fulfilled, as well as the proceeds destined to settle the installment is not enough to pay the full amount, the financing’s outstanding balance will be proportionally distributed among the remaining installments. Moreover, if it is the last installment, it shall be deferred on a monthly basis until it is finally settled.

As a guaranty of the financing provided, CPB pledged 100% of its current and future credits to Cammesa as beneficiary, up to an amount equal to the financing.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	2

1.3 |  Closing of Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)’s Trust

On March 27, 2014, Edenor cancelled from its financial debt the repurchased Bond Notes in trust for a nominal amount of US$78 million at an average cost of US$52.69 per US$100 face value. The trust has used all of its available funds and as of the date of this quarterly report, Edenor has begun the dissolution of the trust.

1.4 |  Lawsuit Between Central Térmica Güemes (‘CTG’) and Desarrollos Energéticos S.A. (‘DESA’)

On April 15, 2014, in accordance with the trial’s development, CTG’s management decided to settle the lawsuit signing an agreement with DESA, in which CTG is committed to pay AR$18.7 million plus VAT.

1.5 |  Pampa’s Board Members Appointment

On April 30, 2014, the General Ordinary and Extraordinary Shareholder’s Meeting of Pampa approved the appointment of the Board Members. Regarding the previous composition, by cumulative voting of the Administración Nacional de la Seguridad Social (‘ANSES’), Lucía Belén Gutiérrez joined the Board, replacing Pablo Ferrero as Director.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	3

2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 3.31.14	As of 12.31.13
ASSETS
Participation in joint businesses	165.9	188.6
Participation in associates	127.3	134.8
Property, plant and equipment	7,098.0	6,902.7
Intangible assets	894.5	901.8
Biological assets	1.9	1.9
Financial assets with a results changing fair value	578.3	432.7
Deferred tax assets	123.0	63.2
Trade receivable and other credits	371.0	366.7
Total non-current assets	9,359.9	8,992.5

Biological assets	0.8	0.6
Inventories	145.0	114.6
Financial assets with a results changing fair value	938.4	844.3
Trade receivable and other credits	2,525.9	2,257.0
Cash and cash equivalents	201.2	341.7
Total current assets	3,811.2	3,558.1

Assets classified as held for sale	12.0	12.0

Total assets	13,183.1	12,562.6

	As of 3.31.14	As of 12.31.13
EQUITY
Share capital	1,314.3	1,314.3
Share premium	276.9	263.5
Director's options reserve	261.6	259.4
Retained earnings	(104.0)	286.1
Other comprehensive result	(24.4)	(24.4)
Equity attributable to owners of the parent	1,724.4	2,098.9

Non-controlling interests	534.3	776.0

Total equity	2,258.6	2,874.8

LIABILITIES
Accounts payable and other liabilities	1,491.6	1,295.9
Borrowings	3,168.2	2,924.5
Deferred revenues	33.5	33.7
Salaries and social security payable	26.8	26.0
Defined benefit plan obligations	126.3	136.5
Deferred tax liabilities	408.0	416.6
Tax payable	190.4	150.1
Provisions	87.1	91.5
Total non-current liabilities	5,531.9	5,074.7

Accounts payable and other liabilities	3,945.0	3,098.6
Borrowings	749.1	753.6
Salaries and social security payable	400.2	501.4
Defined benefit plan obligations	26.5	8.6
Tax payable	229.9	239.7
Provisions	41.9	11.2
Total current liabilities	5,392.5	4,613.1

Total liabilities	10,924.4	9,687.7

Total liabilities and equity	13,183.1	12,562.6

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	4

2.2 |  Consolidated Income Statements (AR$ Million)

	1st Quarter

	2014	2013
Sales revenue	1,431.4	1,392.2
Cost of sales	(1,317.6)	(1,495.5)

Gross profit	113.8	(103.3)

Selling expenses	(154.7)	(127.3)
Administrative expenses	(164.0)	(118.8)
Other operating income	40.3	43.1
Other operating expenses	(64.6)	(33.9)
Results for participation in joint businesses	(25.4)	(10.2)
Results for participation in associates	(7.5)	5.5

Operating income	(262.2)	(344.9)

Financial income	47.2	33.7
Financial costs	(254.8)	(178.2)
Other financial results	(297.2)	(62.2)
Financial results, net	(504.8)	(206.7)

Profit before tax	(767.0)	(551.6)

Income tax and minimum expected profit tax	47.2	73.6

Net income for continuing operations	(719.8)	(478.0)

Discontinued operations	-	(128.0)

Net income for the period	(719.8)	(606.0)

Attributable to:
Owners of the Company	(390.1)	(386.6)
Continuing operations	(390.1)	(299.9)
Discontinued operations	-	(86.7)
Non-controlling interests	(329.7)	(219.4)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic and diluted income for continuing operations per share	(0.2968)	(0.2282)
Basic and diluted income for discontinued operations per share	-	(0.0660)

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	5

3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s electricity generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

First Quarter
Net Generation Q1 14 (GWh)	128	107	945	466	40	726	2,412
Market Share	0.4%	0.3%	2.9%	1.4%	0.1%	2.2%	7.4%
Sales Q1 14 (GWh)	142	122	996	615	40	759	2,673

Net Generation Q1 13 (GWh)	202	136	147	394	38	399	1,316
Variation Net Generation Q1 14 - Q1 13	-36.7%	-21.4%	+541.7%	+18.4%	+3.5%	+81.8%	+83.2%
Sales Q1 13 (GWh)	279	201	319	537	38	535	1,909

Average Price Q1 14 (AR$ / MWh)	138.4	141.8	221.4	246.0	n.a.	77.9	178.7
Average Gross Margin Q1 14 (AR$ / MWh)	22.8	18.3	177.4	69.0	n.a.	3.8	86.1
Average Gross Margin Q1 13 (AR$ / MWh)	66.2	49.3	(165.9)	52.4	213.9	(39.0)	(8.0)

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s average price and gross margin for Q1 14 considers results for CTP.

The electricity generation for the first quarter of 2014 was 83.2% higher than the same period of 2013, mainly as a result of a higher generation in CTLL (+798 GWh) due to the recommissioning of the combined cycle on June 2013, in addition to a greater availability compared with the same period of 2013 at CPB (+327 GWh) and CTG (+73 GWh). Said increases were partially offset by a lower dispatch at our hydroelectric units due to lesser water inputs in the area (-130 GWh).

3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Edenor:

							Variation
Type of Customer	2014			2013			% GWh % Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
First Quarter
Residential	2,219	43%	2,425,635	2,030	39%	2,383,293	+9.3%	+1.8%
Commercial	843	16%	346,566	907	18%	343,374	-7.1%	+0.9%
Industrial	825	16%	6,421	882	17%	6,205	-6.5%	+3.5%
Wheeling System	1,078	21%	711	1,096	21%	710	-1.7%	+0.1%
Others
Public Lighting	152	3%	22	154	3%	22	-1.5%	-
Shantytowns and Others	87	2%	391	80	2%	378	+8.6%	+3.4%
Total	5,204	100%	2,779,746	5,150	100%	2,733,982	+1.0%	+1.7%

The electricity sold in GWh during the first quarter of 2014 rose by 1.0% compared to the same period of 2013, as well as the number of clients of Edenor which rose by 1.7%.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	6

4.     Analysis of the First Quarter 2014 Results Compared to the Same Period of 2013

Consolidated sales revenues of AR$1,431.4 million for the quarter ended on March 31, 2014, 2.8% higher than the AR$1,392.2 million for the same period of 2013, primarily explained by increases of 7.7% (AR$64.2 million) in distribution and 108.5% (AR$40.1 million) in holding and others segments, partially offset by a decrease of 8.7% (AR$45.7 million) in the generation segment.

Adjusted consolidated EBITDA of AR$78.4 million,  compared to AR$(140.5) million for the same period of 2013, mainly due to increases of AR$224.1 million in generation, AR$74.4 million in the transmission segment and AR$29.4 million in holding and others, which were partially offset by a decrease of AR$108.9 million in distribution.

Consolidated loss of AR$719.8 million during the quarter ended on March 31, 2014, of which AR$390.1 million are attributable to the owners of the Company, compared to a AR$386.6 million loss attributable to the owners of the Company in the same period of 2013, mainly explained by a loss of AR$617.9 million from net exchange rate difference, which was caused by the 23% devaluation of local currency against US Dollar.

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the CNV requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries’ financial statements are published under IFRS standards. The following table shows the calculation of the Adjusted Consolidated EBITDA:

In AR$ million	Q1 14	Q1 13
Consolidated operating income	(262.2)	(344.9)
Consolidated depreciations and amortizations	102.8	87.7
Consolidated EBITDA under IFRS standards	(159.4)	(257.2)

Adjustments from generation segment:
CTLL's collection from insurance compensation	(0.1)	(37.4)
Other non-recurrent income	-	2.0
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	62.2	17.1
Consolidation effects from participation in joint businesses	47.0	2.6
Operating result from transmission segment	(0.1)	(26.8)
Depreciations and amortizations from transmission segment	10.6	10.2
Results for Fourth Line Project	11.1	9.0
Results for participation in joint businesses	25.4	10.2
Adjustments from distribution segment:
PUREE penalty system	110.4	129.7
Delay charges	10.5	8.2
Higher Costs Recognition – Res. No. 250/13 and Note N° 6,852/13	-	-
Adjustments from holding and others segment:
Results for participation in associates	7.5	(5.5)
Other non-recurrent income	0.2	-

Consolidated adjusted EBITDA	78.4	(140.5)

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4.1 |  Analysis of Generation Segment

	1st Quarter
Generation Segment, Consolidated (AR$ million)	2014	2013	∆ %
Sales revenue	478.4	524.1	-8.7%
Cost of sales	(279.0)	(556.1)	-49.8%

Gross profit	199.4	(32.0)	NA

Selling expenses	(17.8)	(12.4)	+44.3%
Administrative expenses	(41.5)	(29.9)	+38.6%
Other operating income	14.6	38.6	-62.2%
Other operating expenses	(23.1)	(6.6)	+248.8%

Operating income	131.6	(42.3)	NA

Finance income	37.7	15.4	+144.9%
Finance costs	(70.1)	(45.3)	+54.7%
Other financial results	(248.2)	(45.3)	NA

Profit before tax	(149.1)	(117.5)	+26.9%

Income tax and minimum expected profit tax	48.0	40.9	+17.4%

Total income for the period	(101.0)	(76.6)	+31.9%

Attributable to:
Owners of the Company	(98.9)	(84.6)	+16.8%
Non-controlling interests	(2.1)	8.0	NA

Adjusted EBITDA	164.7	(59.4)	NA

•         During the first quarter of 2014, the gross margin from our generation segment recorded a gross profit of AR$199.4 million, a raise of AR$231.4 million compared to the same period in 2013, mainly due to the restart of commissioning of CTLL’s steam turbine by the end of 2Q13, whose energy is sold to CAMMESA under Resolution No. 220/07 scheme, and higher availability at CPB and CTG.

•         In other operating income, during the Q1 13 we recorded AR$37.4 million collected from insurance companies related to the accident in CTLL. On other operating expenses, it was recorded a provision of AR$14 million regarding the lawsuit settlement of CTG to DESA.

•         The higher AR$205.5 million losses in net financial results compared to Q1 13 mainly responds to a higher net exchange rate difference caused by the devaluation of local currency against US Dollar, partially offset by a recorded gain of AR$29 million for the adjustment of the consolidated CAMMESA’s credits at present value.

•         The adjusted EBITDA from our generation segment does not include the amount recovered from insurance companies, recorded during 2013.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	8

4.2 |  Analysis of Transmission Segment

	1st Quarter
Transmission Segment, Consolidated (AR$ million)	2014	2013	∆ %
Sales revenue	142.0	65.8	+115.8%
Cost of sales	(115.5)	(79.0)	+46.2%

Gross profit	26.5	(13.2)	NA

Administrative expenses	(18.1)	(14.9)	+21.2%
Other operating income	-	1.3	-100.0%
Other operating expenses	(8.5)	(0.0)	NA

Operating income	(0.1)	(26.8)	-99.7%

Finance income	54.1	21.1	+156.0%
Finance costs	(13.5)	(11.0)	+23.1%
Other financial results	(100.5)	(12.1)	NA

Profit before tax	(59.9)	(28.8)	+108.4%

Income tax and minimum expected profit tax	12.6	9.6	+30.8%

Net income for continuing operations	(47.3)	(19.1)	+147.5%

Adjustment for non-controlling participation in joint businesses	21.9	8.9	+146.7%

Total income for the period	(25.4)	(10.2)	+148.2%

Attributable to:
Owners of the Company	(25.4)	(10.2)	+148.2%
Non-controlling interests	-	-	NA

Adjusted EBITDA	83.9	9.5	NA

•         The first quarter of 2014 includes sales of AR$70.0 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$9.7 million in the same period of 2013.

•         The operating profit of our transmission segment rose by AR$26.8 million compared to the first quarter of 2013, mainly due to a higher recognition of retroactive costs explained above, partially offset by a raise in labor costs and higher operating costs.

•         The higher AR$57.9 million losses in net financial results compared to Q1 13 mainly responds to a higher net exchange rate difference caused by the devaluation of local currency against US Dollar, partially offset by higher accrual of interests which corresponds to the application of the Instrumental and Renewal Agreements, for an amount of AR$32.5 million, compared to AR$8.9 million accrued during the same period of 2013.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$62.2 million for the first quarter of 2014 vs. AR$17.1 million in the same period of 2013, plus AR$11.1 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$9.0 million in the same period of 2013.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	9

4.3 |  Analysis of Distribution Segment

	1st Quarter
Distribution Segment, Consolidated (AR$ million)	2014	2013	∆ %
Sales revenue	900.6	836.4	+7.7%
Cost of sales	(1,032.8)	(917.4)	+12.6%

Gross profit	(132.3)	(81.0)	+63.3%

Selling expenses	(133.2)	(113.9)	+16.9%
Administrative expenses	(92.5)	(75.1)	+23.2%
Other operating income	8.1	3.3	+142.7%
Other operating expenses	(36.1)	(23.5)	+53.3%

Operating income	(385.9)	(290.2)	+33.0%

Finance income	20.3	19.3	+5.5%
Finance costs	(170.2)	(131.8)	+29.1%
Other financial results	(397.5)	(79.5)	NA

Profit before tax	(933.2)	(482.2)	+93.5%

Income tax and minimum expected profit tax	14.1	31.4	-54.9%

Net income for continuing operations	(919.1)	(450.8)	+103.9%

Discontinued operations	-	(130.1)	-100.0%

Total income for the period	(919.1)	(580.9)	+58.2%

Attributable to:
Owners of the Company	(576.6)	(353.4)	+63.2%
Non-controlling interests	(342.5)	(227.5)	+50.6%

Adjusted EBITDA	(205.7)	(96.8)	+112.5%

•         During the first quarter of 2014, net sales rose by 7.7% compared to Q1 13, mainly due higher electricity sales to residential consumers. Moreover, due to the application of ENRE Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount depending on the client category, during Q1 14 Edenor collected an amount of AR$128.5 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 32.6% compared to the first quarter of 2013, mainly explained by a rise in operating, labor and third party costs, as well as a raise in consumption of materials.

•         The loss incurred by net financial results increased AR$355.3 million in the Q1 14, mainly due to larger losses by higher net exchange rate difference as a result of local currency devaluation against US Dollar, in addition to higher interest payable for CAMMESA’s commercial debt. Said effects were partially offset by a gain recorded for the repurchased debt for an amount of AR$45 million.

•         The adjusted EBITDA in Q1 14 for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’) of AR$110.4 million and late payment penalty for AR$10.5 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	10

4.4 |  Analysis of Holding and Others Segment

	1st Quarter
Holding and Others Segment, Consolidated (AR$ million)	2014	2013	∆ %
Sales revenue	77.1	37.0	+108.5%
Cost of sales	(29.4)	(21.9)	+33.9%

Gross profit	47.8	15.0	+217.3%

Selling expenses	(3.7)	(1.0)	+251.9%
Administrative expenses	(31.0)	(17.1)	+80.8%
Other operating income	17.5	1.1	NA
Other operating expenses	(5.4)	(3.7)	+45.9%
Results for participation in associates	(7.5)	5.5	NA

Operating income	17.7	(0.2)	NA

Finance income	3.8	1.3	+200.0%
Finance costs	(29.3)	(3.3)	NA
Other financial results	348.5	62.5	NA

Profit before tax	340.7	60.3	NA

Income tax and minimum expected profit tax	(15.0)	1.3	NA

Total income for the period	325.8	61.7	NA

Attributable to:
Owners of the Company	310.8	61.7	NA
Non-controlling interests	15.0	-	NA

Adjusted EBITDA	35.6	6.2	NA

•         During the first quarter of 2014, the operating profit from our holding and others segment rose by AR$17.9 million compared to the same period of 2013. This increase is explained by a rise of AR$39.9 million in Petrolera Pampa’s operating income, which includes the additional compensation from the Natural Gas Excess Injection Encouragement Program considered in Resolution No. 1/13. Said amount is partially offset by lesser results from our participation in EPCA.

•         The increase of AR$262.5 million in net financial results of Q1 14 are mainly explained by a larger profit from holdings in CIESA (AR$126.6 million) and higher gain from net exchange rate difference, partially offset by higher losses from financial interest.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in EPCA, holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.5 |  Quarterly Analysis by Subsidiary (AR$ Million)

	1st Quarter 2014				1st Quarter 2013
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(1.1)	(27.7)	7.3	56.0%	7.1	(28.8)	7.0
Los Nihuiles	47.0%	4.1	(7.2)	8.6	47.0%	14.9	(31.0)	8.0
CPB	100.0%	(1.9)	116.1	29.4	100.0%	(28.3)	31.9	(18.5)
CTG	90.4%	23.4	134.7	(1.8)	92.3%	16.0	206.8	(2.8)
CTLL[1]	100.0%	139.4	1,403.2	(121.0)	100.0%	(76.4)	927.1	(77.8)
CTP[3]	0.0%	-	-	-	78.6%	7.3	(11.7)	4.2
Other companies & deletions[4]	100.0%	0.9	(102.2)	(21.5)	100.0%	(0.1)	(52.4)	(4.7)
Total Generation		164.7	1,516.9	(98.9)		(59.4)	1,041.8	(84.6)

Transmission Segment
Transener	26.3%	169.7	992.6	(92.8)	26.3%	20.6	679.6	(35.7)
Consolidation adjustment 50%		(84.8)	(496.3)	46.4	0.0%	(10.3)	(339.8)	17.8
Adjustments & deletions[4]	26%	(1.0)	(21.4)	21.0	26%	(0.8)	(19.9)	7.6
Total Transmission		83.9	474.9	(25.4)		9.5	319.9	(10.2)

Distribution Segment
Edenor[1]	53.6%	(201.0)	1,070.5	(738.6)	55.4%	(97.3)	1,300.2	(510.4)
EASA[1]	100.0%	0.6	879.2	(178.2)	100.0%	(31.9)	517.9	(68.8)
Adjustments & deletions[4]	50%	(5.3)	(806.6)	340.1	50%	32.3	(519.7)	225.8
Total Distribution		(205.7)	1,143.1	(576.6)		(96.8)	1,298.5	(353.4)

Holding & Others Segment
Petrolera Pampa	50.0%	42.2	122.0	29.9	100.0%	3.2	128.1	(8.6)
Other companies & deletions[4]	100%	(6.7)	(4.3)	280.9	100%	3.0	133.8	70.3
Total Holding & Others		35.6	117.7	310.8		6.2	261.9	61.7

Deletions		-	(474.9)	-		-	(319.9)	-
Total Consolidated Amounts to the owners of the Company		78.4	2,777.7	(390.1)		(140.5)	2,602.2	(386.6)

Total Adjusted by Ownership		109.8	2,225.8	(390.1)		(131.5)	2,063.4	(386.6)

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since October 1, 2013 CTP was merged with CTG, thus its Q1 14 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s first quarter 2014 results on Wednesday May 14, 2014 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Planning Manager and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.